Eighth Amendment
Of the
Restated 7/23/99
By-Laws
Of
GEHL COMPANY
(A Wisconsin Corporation)

        Effective immediately, Section 3.01 of the Restated Bylaws of Gehl Company shall be revised to read as follows:

    “3.01.        General Powers and Number. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of its Board of Directors. The number of directors of the corporation shall be eight (8) divided into three (3) classes: Class I — two (2) directors; Class II — three (3) directors; Class III — three (3) directors.”